FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Participate in Tender Offer for TAKAGI SECURITIES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 21, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Nomura to Participate in Tender Offer for TAKAGI SECURITIES

Tokyo, February 20, 2017—Nomura Holdings, Inc. (NHI) today announced that Nomura Land and Building Co., Ltd (NLB), a wholly owned subsidiary of NHI, has reached an agreement with Tokai Tokyo Financial Holdings, Inc. (Tokai Tokyo) in relation to a tender offer (Tender Offer) to be made by Tokai Tokyo for TAKAGI SECURITIES CO., LTD. (TAKAGI), an equity method affiliate of NHI. Under the agreement, NLB will sell all the shares of TAKAGI it currently owns.

After the completion of the Tender Offer, TAKAGI will no longer be an equity method affiliate of NHI.

1.	Overview of NHI’s participation in the Tender Offer

NLB will tender all TAKAGI shares it owns for sale under the Tender Offer.

Date of Agreement:	February 20, 2017
Shares to be sold:	17,069,149 shares
Settlement date:	April 11, 2017 (scheduled)

2.	Reasons for the transfer of shares

TAKAGI was established as Takagi Shoten in 1918. Since becoming a registered securities company in 1948, it has offered a wide range of investment and financial services including asset management and asset planning services. TAKAGI currently has 14 retail outlets in the Kansai and Kanto regions.

Through its wholly owned subsidiary NLB, NHI owns 17,069,149 shares (28.56%) of TAKAGI, making it an equity method affiliate of NHI.

Tokai Tokyo proposed to acquire shares of TAKAGI in the expectation that the Tokai Tokyo and TAKAGI will achieve sustainable growth and improve corporate value through synergy and cross utilization of management resources. NHI accepted Tokai Tokyo’s proposal and will participate in the Tender Offer.

TAKAGI has resolved at a board meeting today that it will endorse the Tender Offer and will recommend its shareholders to participate.

3.	Overview of TAKAGI SECURITIES CO., LTD.

(1) Name	TAKAGI SECURITIES CO., LTD.
(2) Address	Umeda, Kita-ku, Osaka-shi, Osaka
(3) Representative	Yasuo Yoshihara
(4) Business	Financial Services
(5) Capital	JPY 11,069 million (as of September 2016)
(6) Established	November 21, 1918
(7) Group Employees	369 (as of March 2016)
(8) Group Revenue	JPY 5,112 million (fiscal year ended March 2016)

4.	Overview of Tokai Tokyo Financial Holdings, Inc.

(1) Name	Tokai Tokyo Financial Holdings, Inc.
(2) Address	Nihonbashi, Chuo-ku, Tokyo
(3) Representative	Tateaki Ishida
(4) Business	Holding company
(5) Capital	JPY 36,000 million (as of September 2016)
(6) Established	June 19, 1929
(7) Group Employees	2,391 (as of March 2016)
(8) Group Revenue	JPY 67,584 million (fiscal year ended March 2016)

5.	Outlook

Following the completion of the Tender Offer, TAKAGI will no longer be an equity method affiliate of NHI.

The settlement of the Tender Offer is scheduled for April 11, 2017, and is expected to have no impact on NHI’s financial results for the fiscal year ending March 2017.

The impact on NHI’s financial results for the fiscal year ending March 2018 is expected to be minimal. If the possibility of a significant impact arises in the future, NHI will immediately make an announcement to that effect.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Michael Lintaro Yasuhara	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.